Exhibit 99.1

Nano Dimension’s Preliminary Q1/2023 Revenues: Approximately $14.6M Best Quarter in the Company’s History

All Revenue Growth since July 2022 was Organic
40% Increase Over Q1/2022
21% Increase Over Q4/2022

Below, a Video in which Yoav Stern, Chairman and Chief Executive Officer of the Company, Discusses the Company’s Revenue and M&A Status

Waltham, Massachusetts, April 10, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today announced a preview of its financial results for the first quarter ended March 31st, 2023.

On a preliminary basis, Nano Dimension reported unaudited approximated consolidated revenues of $14.6 million for the first quarter ended March 31st, 2023, a 40% increase over the first quarter ended March 31st, 2022, and a 21% increase over the fourth quarter ended December 31st, 2022.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the first quarter ended March 31st, 2023, based on currently available information. The final first quarter results may vary from the preliminary estimates.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented: “The last quarter of 2022 was “our best quarter ever” at that time. The first quarter of every year is expected to be, traditionally, weaker than the rest of the quarters. However, due to a record organic growth of our DragonFly IV revenue as well as best quarterly revenue in Additive Electronic and Software and Hardware Ink Management Systems, the first quarter of 2023 is now, “our best quarter in revenue, ever.” It is a manifestation of our organizational development and our sales and marketing efficiency.”

Click here to watch the video: https://youtu.be/Kq5ozyF_MNQ

Yoav Stern sheds light on the Preliminary Quarterly Achievements as well as on M&A activity and Stratasys process.

A series of other videos are also available on Nano Dimension’s YouTube channel: https://www.youtube.com/@NanoDimension.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited financial results for the first quarter ended March 31, 2023. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com